Exhibit 99.1

17 October 2024

Nexxen International Ltd
(“Nexxen” or the “Company”)

Nexxen Seeking Authorization for New $50 Million Ordinary Share Repurchase Program

Nexxen International Ltd. (AIM/NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, flexible advertising technology platform with deep expertise in data and advanced TV, today announced that the Company is seeking authorization to repurchase directly (or through one or more of its subsidiaries) a further $50 million of its Ordinary Shares from time to time.

As an Israeli company, Nexxen is required to comply with newly-adopted Israeli regulations that require the Company to await the expiration of a creditor objection period before the new Ordinary Share repurchase program can become effective. The newly adopted Israeli regulations replace the mandatory Israeli court approval that was in effect prior to the new regulations, resulting in a shorter authorization process. In addition, the commencement of the Ordinary Share repurchase program is subject to receipt of the consent of the Company’s bank lenders.

Following the expiration of the creditor objection period, and assuming no objections and the receipt of consent, the authorization will provide Nexxen with the right to repurchase its Ordinary Shares but does not require the Company or its subsidiaries to acquire any, or a specific number of, Ordinary Shares.

The Company will provide an update upon commencement of the Ordinary Share repurchase program and announce the terms of any program commenced or indicate if the commencement of the program will be postponed due to Company creditor objections or the Company’s bank lenders not providing consent.

Any Ordinary Shares acquired by the Company as a result of the repurchase program will be reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon) and will be held in treasury, and any Ordinary Shares acquired by a subsidiary of the Company as a result of the repurchase program will be held by such subsidiary without any voting rights under the Israeli Companies Law.

The share repurchase program does not obligate Nexxen or its subsidiaries to repurchase any particular amount of Ordinary Shares and the program may be suspended, modified, or discontinued at any time at the Company's discretion (if not in a close period), subject to applicable law.

The Company’s current Share Repurchase Program of up to $50 million expires on 1 November 2024.

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen’s robust capabilities span discovery, planning, activation, monetization, measurement and optimization – available individually or in combination – all designed to enable our partners to achieve their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN). For more information, visit www.nexxen.com.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Seamus Fricker / Rory Sale (Corporate Finance)
Tim Redfern / Jamie Anderson (ECM)
Tel: +44 20 7220 0500

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding benefits related to Nexxen’s Ordinary Share repurchase programs, the timing of Nexxen’s Ordinary Share repurchase programs, and any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 6, 2024. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.